LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL:	WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL:   LANTHONY@LEGALANDCOMPLIANCE.COM

December 27, 2013

VIA ELECTRONIC EDGAR FILING

William H. Thompson, Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	AEGEA, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 22, 2013 Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012 Filed July 30, 2013 File No. 000-53377

Dear Mr. Thompson:

We have electronically filed herewith on behalf of AEGEA, Inc. (the “Company”) Amendment No. 4 to the above-referenced Form 10-K.  This Amendment No. 4 is marked to show changes made from the previous filings.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Keith Duffy dated December 13, 2013.  We trust you shall deem this Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Item 9A. Controls and Procedures, page 27

Comment 1. We note that you have concluded that your disclosure controls and procedures are not effective but that your Internal Controls and Procedures are effective. Please explain to us how you concluded that your Internal Control over financial reporting were effective when your disclosure controls and procedures were not effective.

Response 1:
The Company inadvertently stated that its disclosure controls and procedures were not effective.  Based on an evaluation of the Company’s disclosure controls and procedures it had concluded that its disclosure controls and procedures were in fact as of December 31, 2012.  The disclosure in Item 9A has been corrected to remove the term “not.”

Item 10. Directors, Executive Officers & Corporate Governance, page 27
Director and Executive Compensation, page 28

Comment 2. We note that your President and Director was not paid compensation but earned compensation which has been accrued. Compensation earned needs to be disclosed in a compensation table. See Item 402(n) of Regulation S-K. In future filings please provide a compensation table for your executive and in your response to this letter please provide us with your proposed disclosure.

Response 2:	The Company acknowledges the staff’s comment and will provide the following disclosure (revised to reflect current information) in future filings:

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Willam H. Thompson, Accounting Branch Chief
Securities and Exchange Commission
December 27, 2013

The following table summarizes all compensation recorded by us in the fiscal years ended December 31, 2012 and 2011:

•	our principal executive officer or other individual serving in a similar capacity during fiscal 2012;

•	our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers at December 31, 2012 whose compensation exceed $100,000; and

•	up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer at December 31, 2012.

For definitional purposes these individuals are sometimes referred to as the “named executive officers” as that term is defined under Rule 3b-7 of the Securities Exchange Act of 1934. The value attributable to any stock or option awards is computed in accordance with ASC Topic 718 (formerly FAS 123R).  None of our named executive officers received compensation in the form of Non-Equity Incentive Plan Compensation, Nonqualified Deferred Compensation Earnings, or any other forms of compensation in excess of the $10,000 in the aggregate in years ended December 31, 2012 and 2012.

Name and Principal Position (a)	Year (b)	Salary($) (c)	Bonus($) (d)	Stock Awards ($) (e)	Total($) (f)
Jodi Stevens, President and Director	2012	$48,000(1)	$-	$-	$48,000
	2011	$48,000(1)	$-	$-	$48,000
 ______________

(1)
Pursuant to an oral agreement with the Company, Ms. Stevens’ contributed her time and attendance to the Company’s business affairs during the years ended December 31, 2012 and 2011 for which the Company recognized $48,000 in contributed service expense in each of these periods. The Board of Directors valued the contribution based on prevailing rates for similar services in the local area. No cash was paid to Ms. Stevens and the value of her contributed services was accrued in the periods in which such services were provided. This amount excludes $9,246 in 2012 and 2011 which the Company recognized as rent expense for contribution of office space by Ms. Stevens.

Signatures, page 32

Comment 3. We note that Form 10-K did not include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer on behalf of the registrant in the second signature block as required by General Instruction D(2)(a) and (b) of Form 10-K. In future filings, please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting in the second signature block. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block. Please refer to general instruction D.2. of Form 10-K.

Response 3:	The Company acknowledges the staff’s comment and included the required disclosure in Amendment No. 4 and will include such disclosure in future filings.

Exhibit 31.1

Comment 4. In future filings, please delete the title of the officer from the first sentence of your certification. Please also confirm that the inclusion of your CEO’s and CFO’s title was not intended to limit the capacity in which such individual provided the certification.

Response 4:
Inclusion of the title of the officer in the first sentence of the certifications was not intended to limit the capacity in which such person provided the certification.  The Company has made such change in Amendment No. 4 and will eliminate such title in future filings.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Willam H. Thompson, Accounting Branch Chief
Securities and Exchange Commission
December 27, 2013

Please feel free to contact me if you have any questions regarding this reponse.

Sincerely yours,

By:	/s/ Laura E. Anthony, Esq.
Laura E. Anthony, Esq.

COMPANY ACKNOWLEDGEMENT

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aegea, Inc.

By:	/s/ Keith Duffy
Keith Duffy, Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832